                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


{X}   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 1999

{ } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from    to

      Commission file numbers 2-98306 and 33-13066

A.    Full title of the plan:

                      THE COMMONWEALTH TELEPHONE COMPANY
                       BARGAINING EMPLOYEES 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Commonwealth Telephone Enterprises, Inc.

                                 100 CTE Drive
                       Dallas, Pennsylvania, 18612-9774

Commonwealth Telephone
Company Bargaining
Employees 401(k) Plan

Report on Audits of Financial Statements
As of December 31, 1999 and 1998 and for the year ended December 31, 1999 and Supplemental Schedules for the year ended December 31, 1999

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Index to the Financial Statements
and Supplemental Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                           Pages
                                                                           -----

Report of Independent Accountants                                            1

Financial Statements:
         Statements of Net Assets Available for Benefits                     2
         Statement of Changes in Net Assets Available for Benefits           3
         Notes to Financial Statements                                      4-9

Supplemental Schedules:
         Schedule H, Item 4(i)* - Assets Held for Investment Purposes        10

         Schedule H, Item 4(j)* - Reportable Transactions                   11



          * Refer to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 1999, which items are incorporated herein by reference.

                        Report of Independent Accountants


To the Participants and Administrator of Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Unites States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

June 28, 2000

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                   1999              1998

Investments (see Note 4)                        $2,171,598        $1,338,675
Receivables:
    Participant contributions                       67,537            49,766
    Dividends                                          495                 -
                                                ----------        ----------

Net assets available for benefits               $2,239,630        $1,388,441
                                                ==========        ==========

    The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
--------------------------------------------------------------------------------

Additions:
    Participant contributions                                        $  648,083
    Interest                                                                499
    Dividends                                                           115,062
    Net appreciation in fair value of investments (see Note 4)          140,646
                                                                     ----------

               Total additions                                          904,290
                                                                     ----------

Deductions:
    Benefits paid to participants                                        52,551
    Administrative fees                                                     550
                                                                     ----------

               Total deductions                                          53,101
                                                                     ----------

Increase in net assets available for benefits                           851,189

Net assets available for benefits:
    Beginning of year                                                 1,388,441
                                                                     ----------

    End of year                                                      $2,239,630
                                                                     ----------

    The accompanying notes are an integral part of the financial statements.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.   Description of Plan

     The following brief description of Commonwealth Telephone Company Bargaining Employees 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan, established on July 1, 1996, is a defined contribution plan covering all employees who are covered by collective bargaining agreements of Commonwealth Telephone Company ("CTCo" or the "Company"), a subsidiary of Commonwealth Telephone Enterprises, Inc. ("CTE"), and who have attained the age of twenty-one and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 and October 1). Participant's may change investment elections on a daily basis. Contributions are subject to certain limitations.

     Participant's Account

     Each participant's account is credited with the participant's contributions and allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are made in direct proportion to the respective amount in each participant's account. The benefit to which a participant is entitled is the participant's account balance.

     Vesting

     Participants are immediately vested in their contributions plus earnings thereon.

     Plan Benefits

     On termination of service due to death, disability or retirement, a participant may elect to have a lump-sum distribution if the value of the participant's account is less than or equal to $5,000. If the value of the participant's account is greater than $5,000, the participant may elect to have their benefit paid out in an annuity.

     A participant may elect to have the lump-sum distribution be paid in cash, CTE common stock or in-kind depending upon the elected fund within which participant contributions were deposited. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

     Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59 1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Participant Loans

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of their account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the term is 30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one basis point. Principal and interest is paid ratably through monthly payroll deductions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company's stock is valued at its quoted market price on the last day of the year. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Investments in Common Collective Trust

     The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

     The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 1999 and 1998 is $145,920 and $100,176, respectively.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The average yield and crediting interest rates were approximately 6.0% for the years ended December 31, 1999 and 1998.

     Expenses of the Plan

     Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

     Payment of Benefits

     Benefits are recorded when paid.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Investment Options

     The investment options of the Plan are as follows:

       Merrill Lynch Retirement Preservation Trust

     Seeks to provide preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds. The Trust invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of the U.S. government and government-agency securities. Participants purchase units that the Trust seeks to maintain at $1.00 per unit, although this cannot be guaranteed.

       Merrill Lynch S&P 500 Index Fund

     Seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P
     500). In seeking to replicate the total return of the S&P 500, management generally will allocate investments among common stocks in approximately the same weighting of the Index.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

       Merrill Lynch Growth Fund

     Seeks growth of capital and, secondarily, income through a diversified portfolio of primarily equity securities, with principal emphasis on issues believed by Fund management to be undervalued. The Fund may invest up to 40% of its total assets in foreign securities.

       Merrill Lynch Capital Fund

     Seeks the highest total investment return consistent with prudent risk primarily through a fully managed investment policy that permits management of the Fund to vary investment in equity, debt, and convertible securities based on evaluation of changes in economic and market trends. The Fund invests in high-quality stocks, corporate bonds and cash equivalents, and may invest up to 25% of its assets in foreign securities. It offers investors three distinct advantages: Flexibility, Focus on Quality, and Diversification.

       Merrill Lynch Basic Value Fund

     Seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued. The Fund's value-oriented approach is based on the conviction that certain stocks may, at times, be at the variance with their fundamental strength and potential for long-term appreciation. The Fund offers diversification, spreading risk across a range of companies and industries. The Fund may invest up to 25% of its total assets in foreign securities.

       Merrill Lynch Corporate Bond Fund

     Seeks a high level of current income consistent with the investment policies of the Fund and prudent management. The Fund may invest primarily in bonds rated in the four highest rating categories with a maximum remaining maturity not to exceed 10 years. The Fund may invest up to 25% of its total assets in foreign securities.

       Van Kampen American Value Fund

     As value investors, the Fund managers are bargain hunters in every sense of the word, looking for stocks of well-run companies that are trading at prices below what they believe are below their intrinsic values. The managers believe the small- and mid-cap stocks in which they invest are only temporarily underpriced. Eventually, market forces may close the valuation gap, lifting the stock's price to a level that fully reflects the company's true worth.

       Van Kampen Emerging Growth Fund

     The Fund offers long-term capital appreciation potential by investing at least 65% of its total assets in equity securities issued by small- and medium-sized companies.

       Van Kampen Common Stock Fund

     The Fund managers' approach has been to invest in well-established companies that they believe are undervalued by the stock market. The Fund offers potential for capital growth and income.

       PIMCO High Yield Fund

     Seeks maximum total return through investment in an intermediate-term portfolio of higher yielding bonds with an average duration of 2 to 6 years.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------


       Alliance Premier Growth Fund

     Seeks long-term growth of capital by investing in a limited number of large, carefully selected, high quality U.S. companies. Alliance's research team analyzes a universe of 600 large cap stocks and the Fund's managers distill that list into the "favored" 25 holdings, which normally comprise approximately two-thirds of the Fund.

       Ivy International Fund

     The Fund's principal investment objective is to provide long-term capital growth, primarily through investment in equity securities traded in European, Pacific Basin and Latin American markets.

       John Hancock Small Cap Growth Fund

     Seeks to identify small-sized companies that are growing faster than their overall business segment for long-term capital appreciation.

       Commonwealth Telephone Enterprises Stock Fund

     Seeks long-term capital appreciation by investing in CTE common stock.

       Loan Fund

     The Fund represents the outstanding principal balance for all participants.


4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                      December 31,
                                                                  1999         1998
     Investments at fair value:
         Merrill Lynch Retirement Preservation Trust           $ 145,920    $ 100,176
         Merrill Lynch Growth Fund                               556,473      314,150
         Merrill Lynch Capital Fund                              444,952      325,196
         Merrill Lynch Basic Value Fund                          611,129      414,280
         Shares of CTE Common Stock                              175,239       79,787

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     During 1999, the Plan's investments, including gains and losses on investments sold, as well as held during the year, appreciated in value by $140,646 as follows:


     Merrill Lynch Retirement Preservation Trust                   $    197
     Merrill Lynch S&P 500 Index Fund                                 1,650
     Merrill Lynch Growth Fund                                      118,510
     Merrill Lynch Capital Fund                                     (30,996)
     Merrill Lynch Basic Value Fund                                  (7,252)
     Merrill Lynch Corporate Bond Fund                               (6,281)
     Van Kampen American Value Fund                                      33
     Van Kampen Emerging Growth Fund                                  3,375
     Van Kampen Common Stock Fund                                      (153)
     Alliance Premier Growth Fund                                     3,784
     Ivy International Fund                                           2,080
     John Hancock Small Cap Growth Fund                                 207
     CTE Common Stock                                                55,492
                                                                  ---------

                                                                  $ 140,646
                                                                  ---------

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.


6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $550 for the year end December 31, 1999.

     As described in Note 1, participants may elect to purchase common stock of CTE, the Plan Sponsor. During 1999, purchases of $54,804 were made, and proceeds of $14,717 were received from sales of CTE's common stock.


7.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated June 29, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Schedule H, Item 4(i) - Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

                (b)                                     (c)                                 (d)                  (e)
(a)      Identity of Issue                      Description of Asset                       Cost           Current Value

 *     Merrill Lynch           Merrill Lynch Retirement Preservation Trust                 $  145,919             $ 145,920
                               Merrill Lynch S&P 500 Index Fund                                16,578                18,228
                               Merrill Lynch Growth Fund                                      500,603               556,473
                               Merrill Lynch Capital Fund                                     472,504               444,952
                               Merrill Lynch Basic Value Fund                                 602,617               611,129
                               Merrill Lynch Corporate Bond Fund                              114,613               109,968
                               Van Kampen American Value Fund                                   1,129                 1,162
                               Van Kampen Emerging Growth Fund                                  9,714                13,089
                               Van Kampen Common Stock Fund                                        62                    60
                               PIMCO High Yield Fund                                               58                    58
                               Alliance Premier Growth Fund                                    34,678                38,463
                               Ivy International Fund                                          22,625                24,521
                               John Hancock Small Cap Growth Fund                               2,069                 2,276

 *     CTE Common Stock        Shares of Commonwealth Telephone
                                   Enterprises, Inc. Common Stock                             110,231               175,239

 *     Participants' Notes      Participants' loans with interest rates from
                                  7.75% to 9.50% with maturity dates from
                                  2000 to 2028                                                      -                30,060
                                                                                      ----------------    ------------------

                               Total                                                      $ 2,033,400           $ 2,171,598
                                                                                      ================    ==================

* Party-in-interest

Commonwealth Telephone Company
Bargaining Employees 401(k) Plan

Schedule H, Item 4(j) - Reportable Transactions
For the year ended December 31, 1999
--------------------------------------------------------------------------------

        (a)                            (b)                Number of    (c) Purchase   (d) Selling    (e)    (f) Current    (g) Net
  Identity of Party         Description of Asset        Transactions       Price         Price       Cost      Value     Gain (Loss)

Merrill Lynch*         Merrill Lynch Retirement
                         Preservation Trust                  65           $ 67,953            -    $ 67,953    $ 67,953          -
                       Merrill Lynch Retirement
                         Preservation Trust                  15                  -     $ 22,210      22,210           -          -
                       Merrill Lynch Growth Fund             45            176,884            -     176,884     176,884          -
                       Merrill Lynch Growth Fund             42                  -       52,963      63,910           -  $ (10,947)
                       Merrill Lynch Capital Fund            45            196,600            -     196,600     196,600          -
                       Merrill Lynch Capital Fund            27                  -       45,801      44,748           -      1,053
                       Merrill Lynch Basic Value Fund        49            251,911            -     251,911     251,911          -
                       Merrill Lynch Basic Value Fund        31                  -       47,765      42,941           -      4,824

Commonwealth Telephone Shares of Commonwealth Telephone
Enterprises, Inc.*         Enterprises, Inc. Common Stock    44             54,804            -      54,804      54,804          -
                       Shares of Commonwealth Telephone
                           Enterprises, Inc. Common Stock    18                  -       14,717      10,298           -      4,419

* Party-in-interest

                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE COMMONWEALTH TELEPHONE COMPANY
BARGAINING EMPLOYEES 401(k) PLAN


DATE:  June 28, 2000                               By: /s/ Donald P. Cawley
                                                       --------------------
                                                       Donald P. Cawley
                                                       Vice President and
                                                       Chief Accounting Officer

                                   FORM 11-K

                                 EXHIBIT INDEX

EXHIBIT NO.
DESCRIPTION


20(a)  Consent of PricewaterhouseCoopers LLP


                             REQUIRED INFORMATION
       Table of Contents

       Report of Independent Certified Public Accountants
       Statement of Net Assets Available for Benefits
       Statement of Changes in Net Assets Available for Benefits
       Notes to Financial Statements
       Schedules